EXHIBIT 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DISTRIBUTIONS

Boston Properties, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the nine months ended September 30, 2009 and the five years ended December 31, 2008 were as follows:

	Nine Months Ended September 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
	(dollars in thousands)
Earnings:
Add:
Income before income (loss) from unconsolidated joint ventures, gains on sales of real estate and other assets, discontinued operations, cumulative effect of a change in accounting principle and net income attributable to noncontrolling interests	$190,975	$279,401	$336,375	$290,655	$288,300	$289,259
Gains on sales of real estate and other assets	9,682	33,340	929,785	719,826	182,542	9,822
Amortization of interest capitalized	1,858	2,315	2,394	3,387	3,298	2,845
Distributions from unconsolidated joint ventures	4,876	5,988	7,157	8,206	7,179	6,663
Combined fixed charges and preferred distributions (see below)	274,566	345,834	346,731	331,140	340,589	334,082
Subtract:
Interest capitalized	(37,179)	(46,286)	(33,322)	(6,105)	(5,718)	(10,849)
Preferred distributions	(2,734)	(4,226)	(10,429)	(22,814)	(26,780)	(17,063)

Total earnings	$442,044	$616,366	$1,578,691	$1,324,295	$789,410	$614,759

Fixed charges:
Interest expensed	$234,653	$295,322	$302,980	$302,221	$308,091	$306,170
Interest capitalized	37,179	46,286	33,322	6,105	5,718	10,849

Total fixed charges	$271,832	$341,608	$336,302	$308,326	$313,809	$317,019

Preferred distributions	2,734	4,226	10,429	22,814	26,780	17,063

Total combined fixed charges and preferred distributions	$274,566	$345,834	$346,731	$331,140	$340,589	$334,082

Ratio of earnings to fixed charges	1.63	1.80	4.69	4.30	2.52	1.94

Ratio of earnings to combined fixed charges and preferred distributions	1.61	1.78	4.55	4.00	2.32	1.84